0-31066

P.E. 4-30-02

02032329

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2002

Rubicon Minerals Corporation
(Translation of Registrant's Name into English)

888 – 1100 Melville Street, Vancouver, British Columbia, V6E 4A6, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F √ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ________________

RUBICON
MINERALS CORPORATION

NEWS RELEASE

TIER 1 CDNX - SYMBOL: RMX APRIL 2, 2002

RUBICON HITS GOLD MINERALIZATION AT McCUAIG RED LAKE PROJECT, ONTARIO

- Visible gold evident in six holes to date -

VANCOUVER, CANADA: David W. Adamson, President and CEO of **Rubicon Minerals Corporation (RMX.CDNX)**, is pleased to report that high-grade gold mineralization has been intersected in a drill program in progress at its McCuaig gold project, Red Lake, Ontario. To date, Rubicon has completed 13,665 feet (4165 metres) in twenty diamond drill holes on the project. The drill program is designed to test a gold-bearing structure first intersected in drill hole MC-01-02 in 2001 which assayed 0.30 oz/ton Au (10.54 g/t Au) over 1.80 feet (0.55 metres). For more information see the March 8, 2001 news release at www.rubiconminerals.com.

During 2002, 14 holes (10,191 feet; 3107 metres), have been completed in the area of the initial discovery over a strike length of 165 metres. Results received to date are tabulated below and include **two closely associated but separate intercepts of 0.56 oz/ton Au over 1.31 feet (19.31 g/t over 0.4 metres) and 0.57 oz/ton Au over 0.82 feet (19.6 g/t over 0.25 metres) in hole MC-02-17**. These intercepts are approximately 40 metres to the northeast of last year's MC-01-02 intercept at approximately 110 metres below surface. Assays are pending for mineralized sections for an additional nine holes completed to date. Further drilling and interpretation of results is required to establish the orientation of mineralization and structures. Drilling is ongoing and should be completed by the end of the first week of April 2002.

Gold mineralization, including **visible gold noted in six holes to date**, occurs within heavily silicified and deformed ultramafic rocks in association with disseminated sulphide zones (pyrrhotite, magnetite, pyrite +/- fine-grained arsenopyrite) and in quartz-carbonate (ankerite) veins. Both mineralization types occur in close proximity to major fault zones. The gold-bearing zone occurs at the western part of the McCuaig property, close to the boundary with Rubicon claims currently under option to AngloGold (Canada) Explorations Ltd. (the RLJV project).

The McCuaig project lies within the prolific Red Lake Mine Trend which contains over 24 M oz of high-grade gold (past production and reserves). The project forms part of the DMC target area and is approximately 1.2 kilometres northwest of the former Cochenour Mine (past production 1.24 M oz gold at 0.56 oz/ton) and six kilometres west of the high-grade Campbell (Placer Dome) and Red Lake (Goldcorp) mines. By the end of this program, Rubicon will have increased its interest in the project from 50% to 60% with joint-venture partner Golden Tag Resources Ltd. retaining the remaining 40% interest.

Rubicon's exploration program is led by independent QP John Watkins, P.Geo. Drilling utilized NQ (46 mm diameter) or NQ2 (50 mm diameter) core. Sampled sections of core were split at a secure Rubicon facility and half of the section was shipped in tamper-proof bags to ALS Chemex Labs in Vancouver. Assays were conducted using standard fire assay or metallic screen fire assay techniques. Sample batches include blank and independent gold standards in each analytical batch.

David Adamson, President and CEO of Rubicon said: "We believe this to be a significant discovery for Rubicon. To find a new gold-bearing zone in the shadow of headframes and in the richest gold district in the world is obviously encouraging. Visible gold is developed in a setting interpreted to be similar to that of the major gold mines in the district. The system shows signs of carrying significant grade and our exploration is at a very early stage. Although our drilling to date has been confined to a small area around the zone we will obviously be looking at ways, including additional drilling, to continue to explore this area and other targets on the McCuaig property."

Table of Significant Assay Results as of March 28, 2002
- McCuaig West Zone -

Hole Number	Northing	Easting	Length (m)	Dip	Az	From	To	Au g/t	Au oz/ton	No. of Samples Pending
MC-02-07	5660647	441962	328	-69.5	225	123.60	123.85	9.28	0.27	
						123.85	124.30	1.76	0.05	
						131.30	131.95	1.28	0.04	
						135.60	136.50	* 2.18	* 0.06	
						138.70	139.40	* 2.02	* 0.06	
MC-02-08	5660643	441965.2	256	-70	178.5	120.50	121.00	1.48	0.04	
MC-02-15	5660547	441920.2	295	-65	358	121.35	121.75	* 1.95	* 0.06	
						121.75	122.25	1.54	0.04	
						124.00	124.50	3.71	0.11	
						124.50	124.90	1.17	0.03	
						124.90	125.40	3.04	0.09	
						125.40	125.80	1.46	0.04	
						127.70	128.10	* 3.66	* 0.11	
						130.50	131.00	1.80	0.05	
						131.00	131.50	1.11	0.11	
						131.50	132.00	1.01	0.03	
						132.00	132.30	2.52	0.11	
						138.50	139.10	1.26	0.04	
						164.75	165.20	1.37	0.04	
MC-02-16	5660547	441920.2	250	-70	358	assays pending		*	*	169
MC-02-17	5660564	441937.3	176	-70	360	130.10	130.35	* 19.60	* 0.57	
						131.90	132.30	* 19.31	* 0.56	90
MC-02-18	5660564	441937.3	218	-75	360	assays pending		*	*	150
MC-02-19	5660580	441866.5	207	-65	43.5	assays pending				sampling in progress
MC-02-20	5660564	441937.3	188	-65	360	assays pending				sampling in progress
MC-02-21	5660553	441900	179	-70	360	assays pending				sampling in progress
MC-02-22	5660655	441905	250	-70	150	assays pending				sampling in progress
MC-02-23	5660550	441875	180	-70	360	assays pending				sampling in progress
MC-02-24	5660553	441900	180	-65	360	assays pending				sampling in progress
MC-02-25	5660550	441875	200	-77	360	assays pending		*	*	sampling in progress
MC-02-26	5660550	441800	200	-65	360	assays pending				sampling in progress
Total metres drilled in gold zone March 28, 2002			3107							

* Visible gold noted

Note: assays reported in ppb have been converted to g/t

McFinley Gold Project

Rubicon recently completed a high-resolution airborne geophysical survey on its recently acquired 100% controlled McFinley Gold Project. Results of this survey will be incorporated into planning of additional exploration on this property.

The McFinley Gold Project lies along a proven gold producing trend and covers approximately four kilometres of strike length potential. It is underlain by ultramafic rocks on the East Bay Trend which is associated with a number of significant high-grade gold deposits including the former Cochenour Mine (past production 1.2 million ounces gold at 0.56 oz/ton). The property is also approximately five kilometres NE of the producing high-grade Campbell (Placer Dome) and Red Lake (Goldcorp) mines.

The Project is immediately adjacent to, and on strike with, Goldcorp's active Abino Zone, which has been the focus of recent diamond drilling. In December 2001, Goldcorp reported results from Abino (Goldcorp news release, December 12, 2001) that include: 18.11 oz/ton gold over 2.5 feet (620.9 g/t over 0.77 metres) and 2.92 oz/ton gold over 4.9 feet (100 g/t Au over 1.52 metres).

RLJV Project Drilling

Rubicon has completed 20,338 feet (6199 metres) drilling on the RLJV property and is awaiting final assays for 362 samples. Results of this drill program will be summarized in a separate news release when all assays have been received.

Rubicon Minerals Corporation is a well-funded junior exploration company with over 247 square kilometres of land holdings in the prolific Red Lake gold camp of Ontario. The Red Lake gold camp hosts two high-grade, world class gold mines including Goldcorp's Red Lake Mine which has a reserve of 4.3 million ounces of gold with an average grade of 1.34 ounces of gold per ton, including the High Grade Zone of 3.8 million ounces of gold with an average grade of 2.05 ounces of gold per ton. Combined, the Campbell-Red Lake ore bodies contain 22 million tons at an average grade of 0.66 oz/ton Au (past production and reserves).

RUBICON MINERALS CORPORATION

David W. Adamson

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC CANADA V6E 4A6

RUBICON
MINERALS CORPORATION

NEWS RELEASE

TIER 1 TSX VENTURE EXCHANGE - SYMBOL: RMX APRIL 18, 2002

RUBICON INTERSECTS HIGH-GRADE GOLD MINERALIZATION AT McCUAIG RED LAKE PROJECT

- Drill intercepts include 2.21 oz/ton gold over 2.30 feet -

VANCOUVER, CANADA: David W. Adamson, President and CEO of **Rubicon Minerals Corporation** (RMX), is very pleased to report that additional high-grade gold mineralization has been intersected in a recently completed diamond drill program at the McCuaig project, Red Lake, Ontario. Rubicon completed 20,824 feet (6347 metres) in 26 diamond drill holes on the project of which 13 holes (9599.74 feet; 2926 metres) tested a gold-bearing structure first intersected in drill hole MC-01-02 in 2001 which assayed 0.30 oz/ton Au (10.54 g/t Au) over 1.80 feet (0.55 metres). By completing this drill program Rubicon has increased its interest in the McCuaig project to 60% with joint-venture partner Golden Tag Resources Ltd. retaining the remaining 40% interest.

Highlights of the drill program include ***2.21 oz/ton gold over 2.30 feet (75.91 g/t over 0.70 metres) in hole MC-02-32, part of an interval grading 0.67 oz/ton gold over 10.17 feet (22.83 g/t over 3.10 metres). Hole MC-02-27, returned 0.74 oz/ton gold over 5.58 feet (25.48 g/t over 1.07 metres) plus a separate interval of 0.53 oz/ton gold over 1.48 feet (18.08 g/t over 0.45 metres).*** These results supplement those from earlier holes which include two closely associated but separate intercepts of 0.56 oz/ton gold over 1.31 feet (19.31 g/t over 0.40 metres) and 0.57 oz/ton gold over 0.82 feet (19.60 g/t over 0.25 metres) in hole MC-02-17 in addition to the discovery hole drilled in 2001. The intercepts cover an approximate horizontal distance of 164 feet (50 metres) and are approximately 330-390 feet (100-120 metres) below surface. The distribution of high-grade intercepts is shown on the attached level plan.

Gold mineralization, including ***visible gold noted in 11 holes to date***, occurs within heavily silicified and deformed ultramafic rocks in association with disseminated sulphide zones (pyrrhotite, magnetite, pyrite +/- fine-grained arsenopyrite) and in quartz-carbonate (ankerite) veins. Both mineralization types occur in close proximity to major fault zones. High-grade gold occurs within a broad zone of anomalous gold (see Table 1, below). The gold-bearing zone occurs at the western part of the McCuaig project, close to the boundary with Rubicon claims currently under option to AngloGold (Canada) Exploration Company.

David W. Adamson, President and CEO of Rubicon said: "We are excited to report the kind of gold grades that make the Red Lake Camp world famous. Even more encouraging is that this is a new discovery in the shadow of headframes. This discovery is the culmination of a number of years work at McCuaig and is testimony to the outstanding efforts of Rubicon's exploration team, led by John Watkins, P. Geo. We look forward to continued success at McCuaig and will formulate an aggressive exploration plan in the short term. Along with our new McFinley project, with its documented high-grade gold and untapped potential and our extensive land holdings in the belt with partner AngloGold, Rubicon is very well positioned for continued success in this, the world's richest gold district."

The McCuaig project lies within the prolific Red Lake Mine Trend which contains over 24 million ounces of high-grade gold (past production and reserves). The project forms part of the DMC target area and is approximately 1.2 kilometres northwest of the former Cochenour Mine (past production 1.24 million ounces gold at an average grade of 0.56 oz/ton) and six kilometres west of the high-grade Campbell (Placer Dome) and Red Lake (Goldcorp) mines.

Rubicon's exploration program is led by independent Qualified Person John Watkins, P.Geo. Drilling utilized NQ (46 mm diameter) or NQ2 (50 mm diameter) core. Sampled sections of core were split at a secure Rubicon facility in Red Lake and half of the sections were shipped in tamper-proof bags to ALS Chemex Labs in Vancouver. Assays were conducted using standard fire assay or, where visible gold was detected or suspected, metallic screen fire assay techniques. Sample batches include blank and independent gold standards in each analytical batch.

Rubicon Minerals Corporation is a well-funded junior exploration company with over 247 square kilometres of land holdings in the prolific Red Lake gold camp of Ontario. The Red Lake gold camp hosts two high-grade, world class gold mines including Goldcorp's Red Lake Mine which has a reserve of 4.3 million ounces of gold with an average grade of 1.34 ounces of gold per ton, including the High-Grade Zone of 3.8 million ounces of gold with an average grade of 2.05 ounces of gold per ton. Combined, the Campbell-Red Lake ore bodies contain 22 million tons at an average grade of 0.66 oz/ton Au (past production and reserves).

Rubicon's shares trade on the TSX Venture Exchange, formerly the Canadian Venture Exchange (CNDX), under the symbol RMX.

RUBICON MINERALS CORPORATION

David W. Adamson

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC CANADA V6E 4A6

Table of Significant Assay Results
(Au >2.00 g/t)

Hole No.	North	East	Length (m)	Dip	Az	From (m)	To (m)	Interval (m)	Interval (ft)	Au g/t	Au oz/ton
02-32	5660666	441920	207	-66	180	132.90	133.30	0.40	1.31	2.15	0.06
						133.30	134.10	0.80	2.62	**8.24**	0.24
						134.10	134.80	0.70	2.30	* **75.91**	2.21
						134.80	135.30	0.50	1.64	**7.21**	0.21
						135.80	136.40	0.60	1.97	**11.76**	0.34
02-27	5660659	441954	222	-65	181	124.45	124.90	0.45	1.48	**18.08**	0.53
						138.75	139.25	0.50	1.64	2.48	0.07
						140.00	141.00	1.00	3.28	**8.04**	0.23
						144.00	145.00	1.00	3.28	* **33.18**	0.97
						145.00	145.70	0.70	2.30	* **10.14**	0.30
						146.70	147.50	0.80	2.62	2.11	0.06
02-17	5660560	441941	176	-70	360	130.10	130.35	0.25	0.82	* **19.60**	0.57
						131.90	132.30	0.40	1.31	* **19.31**	0.56
02-07	5660647	441962	328	-69.5	225	123.60	123.85	0.25	0.82	**9.28**	0.27
						135.60	136.50	0.90	2.95	* 3.17	0.09
02-15	5660543	441921	295	-65	359	124.00	124.50	0.50	1.64	3.71	0.11
						124.90	125.40	0.50	1.64	3.04	0.09
						127.70	128.10	0.40	1.31	* 3.66	0.11
						132.00	132.30	0.30	0.98	2.36	0.07
						133.40	133.70	0.30	0.98	4.84	0.14
02-18	5660560	441941	218	-75	360	102.65	103.10	0.45	1.48	3.49	0.10
						105.60	105.85	0.25	0.82	2.04	0.06
						123.75	124.50	0.75	2.46	2.42	0.07
02-23	5660548	441878	180	-70	0.5	100.65	101.45	0.80	2.62	3.25	0.09
02-24	5660554	441903	214	-65	360	127.00	128.00	1.00	3.28	3.07	0.09
02-25	5660548	441878	240	-77	0.5	101.35	102.35	1.00	3.28	2.56	0.07
02-30	5660645	441927	177	-65	181	128.80	129.30	0.50	1.64	2.47	0.07
						131.20	132.20	1.00	3.28	2.15	0.06

*** Visible Gold Noted**

Note: assays reported in ppb have been converted to g/t

McCuaig Project - Red Lake, Ontario


240 M Level Plan View
RLJV Property
McCuaig Project
Cochenour Mine
Campbell Mine
Red Lake Mine
0
5 km
Approximate RLJV Property Boundary
Approximate RLJV Property Boundary
2.21 oz/ton Au
(75.91 g/t Au)
over 2.30 feet
0.34 oz/ton Au
(11.76 g/t Au)
over 1.97 feet
0.57 oz/ton Au
(19.6 g/t Au)
over 0.82 feet
0.53 oz/ton Au
(18.08 g/t Au)
over 1.48 feet
0.56 oz/ton Au
(19.31 g/t Au)
over 1.31 feet
0.74 oz/ton Au
(25.48 g/t Au)
over 5.58 feet
0.30 oz/ton Au
(10.54 g/t Au)
over 1.8 feet
02-19
02-24
01-02
02-21
02-32
02-07
02-22
02-17
02-20
02-15
02-16
02-30
02-18
02-27
02-08
02-23
02-31
02-25
N
>0.29 oz/ton Au (10 g/t)
>0.14 oz/ton Au (5 g/t)
Approximate Limit of Silicified Zone
0
25 metres

Rubicon Minerals Corporation
RMX: TSX Venture Exchange

FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

Note: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN EVNELOPE MARKED "CONFIDENTIAL - ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

Item 1. **Name and Address of Reporting Issuer**

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street
Vancouver, British Columbia
V6E 4A6

Item 2. **Date of Material Change**

April 2, 2002

Item 3. **Date and Place of Issuance of Press Release**

April 2, 2002, Vancouver, British Columbia

Item 4. **Summary of Material Change**

The Company announced that high-grade gold mineralization was intersected in a drill program in progress at its McCuaig gold project, Red Lake, Ontario.

Item 5. **Full Description of Material Change**

VANCOUVER, CANADA: David W. Adamson, President and CEO of **Rubicon Minerals Corporation (RMX.CDNX)**, reports that high-grade gold mineralization has been intersected in a drill program in progress at its McCuaig gold project, Red Lake, Ontario. To date, Rubicon has completed 13,665 feet (4165 metres) in twenty diamond drill holes on the project. The drill program is designed to test a gold-bearing structure first intersected in drill hole MC-01-02 in 2001 which assayed 0.30 oz/ton Au (10.54 g/t Au) over 1.80 feet (0.55 metres). For more information see the March 8, 2001 news release at www.rubiconminerals.com.

During 2002, 14 holes (10,191 feet; 3107 metres), have been completed in the area of the initial discovery over a strike length of 165 metres. Results received to date are tabulated below and include **two closely associated but separate intercepts of 0.56 oz/ton Au**

over 1.31 feet (19.31 g/t over 0.4 metres) and 0.57 oz/ton Au over 0.82 feet (19.6 g/t over 0.25 metres) in hole MC-02-17. These intercepts are approximately 40 metres to the northeast of last year's MC-01-02 intercept at approximately 110 metres below surface. Assays are pending for mineralized sections for an additional nine holes completed to date. Further drilling and interpretation of results is required to establish the orientation of mineralization and structures. Drilling is ongoing and should be completed by the end of the first week of April 2002.

Gold mineralization, including **visible gold noted in six holes to date**, occurs within heavily silicified and deformed ultramafic rocks in association with disseminated sulphide zones (pyrrhotite, magnetite, pyrite +/- fine-grained arsenopyrite) and in quartz-carbonate (ankerite) veins. Both mineralization types occur in close proximity to major fault zones. The gold-bearing zone occurs at the western part of the McCuaig property, close to the boundary with Rubicon claims currently under option to AngloGold (Canada) Explorations Ltd. (the RLJV project).

The McCuaig project lies within the prolific Red Lake Mine Trend which contains over 24 M oz of high-grade gold (past production and reserves). The project forms part of the DMC target area and is approximately 1.2 kilometres northwest of the former Cochenour Mine (past production 1.24 M oz gold at 0.56 oz/ton) and six kilometres west of the high-grade Campbell (Placer Dome) and Red Lake (Goldcorp) mines. By the end of this program, Rubicon will have increased its interest in the project from 50% to 60% with joint-venture partner Golden Tag Resources Ltd. retaining the remaining 40% interest.

Rubicon's exploration program is led by independent QP John Watkins, P.Geo. Drilling utilized NQ (46 mm diameter) or NQ2 (50 mm diameter) core. Sampled sections of core were split at a secure Rubicon facility and half of the section was shipped in tamper-proof bags to ALS Chemex Labs in Vancouver. Assays were conducted using standard fire assay or metallic screen fire assay techniques. Sample batches include blank and independent gold standards in each analytical batch.

Table of Significant Assay Results as of March 28, 2002
- McCuaig West Zone -

Hole Number	Northing	Easting	Length (m)	Dip	Az	From	To	Au g/t	Au oz/ton	No. of Samples Pending
MC-02-07	5660647	441962	328	-69.5	225	123.60	123.85	**9.28**	**0.27**	
						123.85	124.30	1.76	0.05	
						131.30	131.95	1.28	0.04	
						135.60	136.50	* 2.18	* 0.06	
						138.70	139.40	* 2.02	* 0.06	
MC-02-08	5660643	441965.2	256	-70	178.5	120.50	121.00	1.48	0.04	
MC-02-15	5660547	441920.2	295	-65	358	121.35	121.75	* 1.95	* 0.06	
						121.75	122.25	1.54	0.04	
						124.00	124.50	3.71	0.11	
						124.50	124.90	1.17	0.03	
						124.90	125.40	3.04	0.09	
						125.40	125.80	1.46	0.04	
						127.70	128.10	* 3.66	* 0.11	
						130.50	131.00	1.80	0.05	
						131.00	131.50	1.11	0.11	

						131.50	132.00	1.01	0.03	
						132.00	132.30	2.52	0.11	
						138.50	139.10	1.26	0.04	
						164.75	165.20	1.37	0.04	
MC-02-16	5660547	441920.2	250	-70	358	assays pending		*	*	169
MC-02-17	5660564	441937.3	176	-70	360	130.10	130.35	*** 19.60**	*** 0.57**	
						131.90	132.30	*** 19.31**	*** 0.56**	90
MC-02-18	5660564	441937.3	218	-75	360	assays pending		*	*	150
MC-02-19	5660580	441866.5	207	-65	43.5	assays pending				sampling in progress
MC-02-20	5660564	441937.3	188	-65	360	assays pending				sampling in progress
MC-02-21	5660553	441900	179	-70	360	assays pending				sampling in progress
MC-02-22	5660655	441905	250	-70	150	assays pending				sampling in progress
MC-02-23	5660550	441875	180	-70	360	assays pending				sampling in progress
MC-02-24	5660553	441900	180	-65	360	assays pending				sampling in progress
MC-02-25	5660550	441875	200	-77	360	assays pending		*	*	sampling in progress
MC-02-26	5660550	441800	200	-65	360	assays pending				sampling in progress
Total metres drilled in gold zone March 28, 2002			**3107**							

*** Visible gold noted**
Note: assays reported in ppb have been converted to g/t

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

None

Item 8. **Name & Business Telephone Number of Senior Officer to Contact**

Mr. Michael J. Gray, CFO
(604) 623-3333

Item 9. **Statement of Senior Officer**

The Undersigned, being a senior officer of the reporting issuer, hereby attests that the foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC, the 3rd day of April, 2002.

(Signature)

Michael J. Gray, CFO

(name of officer – please print)

FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

Note: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN EVNELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

Item 1. **Name and Address of Reporting Issuer**

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street
Vancouver, British Columbia
V6E 4A6

Item 2. **Date of Material Change**

April 18, 2002

Item 3. **Date and Place of Issuance of Press Release**

April 18, 2002, Vancouver, British Columbia

Item 4. **Summary of Material Change**

The Company reported that additional high-grade gold mineralization has been intersected in a recently completed diamond drill program at the McCuaig project, Red Lake, Ontario.

Item 5. **Full Description of Material Change**

VANCOUVER, CANADA: David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX) reported that additional high-grade gold mineralization has been intersected in a recently completed diamond drill program at the McCuaig project, Red Lake, Ontario. Rubicon completed 20,824 feet (6347 metres) in 26 diamond drill holes on the project of which 13 holes (9599.74 feet; 2926 metres) tested a gold-bearing structure first intersected in drill hole MC-01-02 in 2001 which assayed 0.30 oz/ton Au (10.54 g/t Au) over 1.80 feet (0.55 metres). By completing this drill program Rubicon has increased its interest in the McCuaig project to 60% with joint-venture partner Golden Tag Resources Ltd. retaining the remaining 40% interest.

Highlights of the drill program include *2.21 oz/ton gold over 2.30 feet (75.91 g/t over 0.70 metres) in hole MC-02-32, part of an interval grading 0.67 oz/ton gold over 10.17 feet (22.83 g/t over 3.10 metres). Hole MC-02-27, returned 0.74 oz/ton gold over 5.58 feet (25.48 g/t over 1.07 metres) plus a separate interval of 0.53 oz/ton gold over 1.48 feet (18.08 g/t over 0.45 metres).* These results supplement those from earlier holes which include two closely associated but separate intercepts of 0.56 oz/ton gold over 1.31 feet (19.31 g/t over 0.40 metres) and 0.57 oz/ton gold over 0.82 feet (19.60 g/t over 0.25 metres) in hole MC-02-17 in addition to the discovery hole drilled in 2001. The intercepts cover an approximate horizontal distance of 164 feet (50 metres) and are approximately 330-390 feet (100-120 metres) below surface. The distribution of high-grade intercepts is shown on the attached level plan.

Gold mineralization, including *visible gold noted in 11 holes to date*, occurs within heavily silicified and deformed ultramafic rocks in association with disseminated sulphide zones (pyrrhotite, magnetite, pyrite +/- fine-grained arsenopyrite) and in quartz-carbonate (ankerite) veins. Both mineralization types occur in close proximity to major fault zones. High-grade gold occurs within a broad zone of anomalous gold (see Table 1, below). The gold-bearing zone occurs at the western part of the McCuaig project, close to the boundary with Rubicon claims currently under option to AngloGold (Canada) Exploration Company.

David W. Adamson, President and CEO of Rubicon said: "We are excited to report the kind of gold grades that make the Red Lake Camp world famous. Even more encouraging is that this is a new discovery in the shadow of headframes. This discovery is the culmination of a number of years work at McCuaig and is testimony to the outstanding efforts of Rubicon's exploration team, led by John Watkins, P. Geo. We look forward to continued success at McCuaig and will formulate an aggressive exploration plan in the short term. Along with our new McFinley project, with its documented high-grade gold and untapped potential and our extensive land holdings in the belt with partner AngloGold, Rubicon is very well positioned for continued success in this, the world's richest gold district."

The McCuaig project lies within the prolific Red Lake Mine Trend which contains over 24 million ounces of high-grade gold (past production and reserves). The project forms part of the DMC target area and is approximately 1.2 kilometres northwest of the former Cochenour Mine (past production 1.24 million ounces gold at an average grade of 0.56 oz/ton) and six kilometres west of the high-grade Campbell (Placer Dome) and Red Lake (Goldcorp) mines.

Rubicon's exploration program is led by independent Qualified Person John Watkins, P.Geo. Drilling utilized NQ (46 mm diameter) or NQ2 (50 mm diameter) core. Sampled sections of core were split at a secure Rubicon facility in Red Lake and half of the sections were shipped in tamper-proof bags to ALS Chemex Labs in Vancouver. Assays were conducted using standard fire assay or, where visible gold was detected or suspected, metallic screen fire assay techniques. Sample batches include blank and independent gold standards in each analytical batch.

Table of Significant Assay Results
(Au >2.00 g/t)

Hole No.	North	East	Length (m)	Dip	Az	From (m)	To (m)	Interval (m)	Interval (ft)	Au g/t	Au oz/ton
02-32	5660666	441920	207	-66	180	132.90	133.30	0.40	1.31	2.15	0.06
						133.30	134.10	0.80	2.62	**8.24**	0.24
						134.10	134.80	0.70	2.30	* **75.91**	2.21
						134.80	135.30	0.50	1.64	**7.21**	0.21
						135.80	136.40	0.60	1.97	**11.76**	0.34
02-27	5660659	441954	222	-65	181	124.45	124.90	0.45	1.48	**18.08**	0.53
						138.75	139.25	0.50	1.64	2.48	0.07
						140.00	141.00	1.00	3.28	**8.04**	0.23
						144.00	145.00	1.00	3.28	* **33.18**	0.97
						145.00	145.70	0.70	2.30	* **10.14**	0.30
						146.70	147.50	0.80	2.62	2.11	0.06
02-17	5660560	441941	176	-70	360	130.10	130.35	0.25	0.82	* **19.60**	0.57
						131.90	132.30	0.40	1.31	* **19.31**	0.56
02-07	5660647	441962	328	-69.5	225	123.60	123.85	0.25	0.82	**9.28**	0.27
						135.60	136.50	0.90	2.95	* 3.17	0.09
02-15	5660543	441921	295	-65	359	124.00	124.50	0.50	1.64	3.71	0.11
						124.90	125.40	0.50	1.64	3.04	0.09
						127.70	128.10	0.40	1.31	* 3.66	0.11
						132.00	132.30	0.30	0.98	2.36	0.07
						133.40	133.70	0.30	0.98	4.84	0.14
02-18	5660560	441941	218	-75	360	102.65	103.10	0.45	1.48	3.49	0.10
						105.60	105.85	0.25	0.82	2.04	0.06
						123.75	124.50	0.75	2.46	2.42	0.07
02-23	5660548	441878	180	-70	0.5	100.65	101.45	0.80	2.62	3.25	0.09
02-24	5660554	441903	214	-65	360	127.00	128.00	1.00	3.28	3.07	0.09
02-25	5660548	441878	240	-77	0.5	101.35	102.35	1.00	3.28	2.56	0.07
02-30	5660645	441927	177	-65	181	128.80	129.30	0.50	1.64	2.47	0.07
						131.20	132.20	1.00	3.28	2.15	0.06

*** Visible Gold Noted**

Note: assays reported in ppb have been converted to g/t

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

None

Item 8. **Name & Business Telephone Number of Senior Officer to Contact**

Mr. Michael J. Gray, CFO
(604) 623-3333

Item 9. **Statement of Senior Officer**

The Undersigned, being a senior officer of the reporting issuer, hereby attests that the foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC, the 18th day of April, 2002.

(Signature)

David W. Adamson, President & CEO

(name of officer – please print)

[redacted]

April 3, 2002

Reid & Company
Barristers & Solicitors
Suite 1040 Guinness Tower
1055 West Hastings St.
Vancouver, BC
V6E 2E9

Attention: Donna L. Ornstein

Dear Sirs\Mesdames:

RE: RUBICON MINERALS CORPORATION ("RMX")
Property-Asset Disposition - Submission No. 72879

This is to confirm that the CDNX has accepted for filing an Option Agreement made as of March 6, 2002 between the Company and Wheaton River Minerals Ltd. ('Wheaton River'), pursuant to which the Company has granted to Wheaton River an option to acquire up to a 50% interest in the Company's Axelrod Property (the 'Property') located in the Omineca Mining Division of British Columbia. As consideration, Wheaton River must fund exploration expenditures of up to $1million by November 30, 2003 as outlined in the Company's news release of March 12, 2002.

In addition, in consideration of Wheaton River agreeing to fund non-Canadian exploration expense expenditures of up to $10,000, Wheaton River will, subject to certain conditions, have the right until May 6, 2003 to surrender to the Company all of Wheaton River's interest in the property in consideration of the issuance of common shares in the capital stock of the Company. Should Wheaton River exercise this right, the price per share will be equal to the greater of $0.80 and the discounted market price at the time of conversion. The number of shares to be issued will be equal to the aggregate Canadian exploration expense expenditures funded by Wheaton River (up to a maximum of $367,500).

A press release confirming the closing of the transaction must be issued by the Company. The press release must disclose the expiry dates of the hold period(s) for the securities issued as part of the transaction, as well as any securities issued as bonuses, finders' fees or commissions in connection with the transaction.

CANADIAN VENTURE EXCHANGE
650 WEST GEORGIA STREET, SUITE 2700, P.O. BOX 11633, VANCOUVER, BC CANADA V6B 4N9
TEL (604) 689-3334 FAX (604) 688-6051 WWW.CDNX.COM

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6516 / FAX: (604) 844-7502.

Yours truly,

John M. Watts
Corporate Analyst
Corporate Finance

JMW/le

cc: BC Securities Commission, Attention: Corporate Finance
Rubicon Minerals Corporation

File: ::ODMA\PCDOCS\DOCP\883526\1

[redacted]

April 25, 2002

By Facsimile: (604) 623-3355

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street
Vancouver, BC
V6E 4A6

Attention: Elizabeth Monger

Dear Sir\Madame:

Re: Rubicon Minerals Corporation (the "Company") - Submission #73718

We acknowledge receipt of your letter dated April 17, 2002 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
Samantha Stevens	10,000

The options are exercisable up to November 22, 2003 at a price of $0.74 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7: "In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met, with respect to shareholder approval.

CANADIAN VENTURE EXCHANGE
650 WEST GEORGIA STREET, SUITE 2700, P.O. BOX 11633, VANCOUVER, BC CANADA V6B 4N9
TEL (604) 689-3334 FAX (604) 688-6051 WWW.CDNX.COM

Rubicon Minerals Corporation
April 25, 2002
Page two

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6528 / FAX: (604) 844-7502.

Yours truly,

Sean Joe
Analyst
Corporate Finance

SJ/le

File: ::ODMA\PCDOCS\DOCP\898193\1

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUBICON MINERALS CORPORATION

By: ______________________

Michael J. Gray
CFO

Date: April 29, 2002

RUBICON

April 29, 2002

VIA COURIER

U.S. SECURITIES & EXCHANGE COMMISSION
450 Fifth Street NW
Washington, DC
USA 20549

Dear Sirs:

Re: Rubicon Minerals Corporation (the "Company")
Registration on Form 20-F
File No. 0-31066
Form 6-K

Please find enclosed the following for filing pursuant to the Securities Act of 1934, as amended:

1. One originally signed copy and seven conformed copies of the Company's Form 6-K for the month of April 2002.

We would appreciate if you would kindly acknowledge receipt of the above by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope provided.

Trusting the foregoing is satisfactory. Should you have any questions at all, please do not hesitate to contact the undersigned.

Yours truly,

RUBICON MINERALS CORPORATION

Per:
Michael J. Gray
CFO

Encls.

Rubicon Minerals Corporation
Suite 888 - 1100 Melville Street, Vancouver, BC Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RMX.CDNX

RUBICON

April 29, 2002

VIA COURIER

U.S. SECURITIES & EXCHANGE COMMISSION
450 Fifth Street NW
Washington, DC
USA 20549

Dear Sirs:

Re: Rubicon Minerals Corporation (the "Company")
Registration on Form 20-F
File No. 0-31066
Form 6-K

Please find enclosed the following for filing pursuant to the Securities Act of 1934, as amended:

1. One originally signed copy and seven conformed copies of the Company's Form 6-K for the month of April 2002.

We would appreciate if you would kindly acknowledge receipt of the above by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope provided.

Trusting the foregoing is satisfactory. Should you have any questions at all, please do not hesitate to contact the undersigned.

Yours truly,

RUBICON MINERALS CORPORATION

Per:
Michael J. Gray
CFO

Encls.